VANTAGE CORP

VIA EDGAR

June 9, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attn: Irene Barberena-Meissner and Daniel Morris

Re:	Vantage Corp (Singapore)
Registration Statement on Form F-1
Initially Filed October 9, 2024, as amended
File No. 333-282566

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vantage Corp hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 pm, Eastern Time, on June 11, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Andresian D’Rozario
Andresian D’Rozario
Chief Executive Officer and Director

cc:	Loeb & Loeb LLP
Hunter Taubman Fischer & Li LLC